EXHIBIT 12.1

ENTERPRISE PRODUCTS PARTNERS L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

		For the Year Ended December 31,
		2012	2011	2010	2009	2008
Consolidated income		$2,428.0	$2,088.3	$1,383.7	$1,140.3	$1,145.1
Add:	Provision for (benefit from) income taxes	(17.2)	27.2	26.1	25.3	31.0
Less:	Equity in income from unconsolidated affiliates	(64.3)	(46.4)	(62.0)	(92.3)	(66.2)
Consolidated pre-tax income before equity in income from unconsolidated affiliates		2,346.5	2,069.1	1,347.8	1,073.3	1,109.9
Add:	Fixed charges	920.3	879.5	813.4	760.6	717.9
Amortization of capitalized interest		20.3	17.5	16.8	15.3	13.4
Distributed income of equity investees		116.7	156.4	191.9	169.3	157.2
Subtotal		3,403.8	3,122.5	2,369.9	2,018.5	1,998.4
Less:	Capitalized interest	(116.8)	(106.7)	(47.2)	(53.1)	(90.7)
Net income attributable to noncontrolling interests		(8.1)	(20.5)	(25.5)	(26.4)	(23.0)
Total earnings		$3,278.9	$2,995.3	$2,297.2	$1,939.0	$1,884.7
Fixed charges:
Interest expense		$771.8	$744.1	$741.9	$687.3	$608.3
Capitalized interest		116.8	106.7	47.2	53.1	90.7
Interest portion of rental expense		31.7	28.7	24.3	20.2	18.9
Total		$920.3	$879.5	$813.4	$760.6	$717.9
Ratio of earnings to fixed charges		3.6x	3.4x	2.8x	2.6x	2.6x

These computations take into account our consolidated operations and the distributed income from our equity method investees.  For purposes of these calculations, "earnings" is the amount resulting from adding and subtracting the following items:

Add the following, as applicable:

•	consolidated pre-tax income from continuing operations before adjustment for income or loss from equity investees;
•	fixed charges;
•	amortization of capitalized interest;
•	distributed income of equity investees; and
•	our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.

From the subtotal of the added items, subtract the following, as applicable:

•	interest capitalized;
•	preference security dividend requirements of consolidated subsidiaries; and
•	the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

The term "fixed charges" means the sum of the following:  interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of the interest within rental expense; and preference security dividend requirements of consolidated subsidiaries.